UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of Avril 2024

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-255865 and 333-271884).

Issuance of Subordinated Note in a Private Placement

On April 22, 2024, Sequans Communications S.A. a société anonyme organized under the laws of France (the “Company”) issued an Unsecured Promissory Note with a principal amount of $5,000,000 to 272 Capital Master Fund, Ltd. The transaction closed on April 24, 2024.

The Note bears paid-in kind interest at a rate of 12.0% per annum, compounded annually, with a guaranteed return of 40.0%. The Note matures on the earlier of April 22, 2025, or one day prior to the earliest extended maturity date of the Company’s existing convertible debt held by Lynrock Lake and Nokomis and subordinated notes held by Renesas. The Note contains customary covenants and is subject to customary events of default.

The above description is qualified in its entirety by the terms of the Unsecured Promissory Note, which is filed as Exhibit 4.1 to this Form 6-K, which is incorporated herein by reference.

The goal of the issuance of the Note is to provide additional time for the Company to negotiate and finalize a new strategic transaction, thereby securing a long-term solution that aligns with the interests of all stakeholders.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

4.1	Unsecured Promissory Note, dated April 22,2024, by and between Sequans Communications S.A. and 272 Capital Master Fund, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: April 25, 2024	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer